BY COURIER

04 MAR -9 AM 7:21

Kamps AG

04010381

SUPPL

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

March 5th , 2004

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

PROCESSED
MAR 09 2004
THOMSON FINANCIAL

dlw 3/9

Enclosure

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Postfach 290342
40530 Düsseldorf
Telefon (0211) 53 06 34-0
Telefax (0211) 53 06 34-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Press Release

04 MAR -9 AM 7:21

Debts and losses slashed in 2003

Düsseldorf, March 5, 2004 Today Kamps AG published provisional figures for the 2003 financial year: In a weak consumer climate, the business volume was stabilised. On a comparable basis, i.e. without the contribution to sales of the shareholding in Harry's, which was sold on September 30, 2003, the Group recorded net sales of EUR 1,486.8 million (2002: EUR 1,479.7 million). Including the nine months of Harry's sales for 2003, Group net sales in 2003 totalled EUR 1,679.6 million (2002: EUR 1,728.8 million). The net loss for the year was cut to EUR 33.3 million from EUR 126.8 million in 2002. The sale of its shareholding in Harry's for EUR 300 million enabled Kamps AG to completely repay its bank loans and reduce its gross debt to EUR 578.7 million (2002: 841.5 million) now mainly consisting of bonds. Thanks to this move, Kamps has regained the financial flexibility it needs to implement the Group's transformation programme which was presented in November 2003 and which includes investments of up to EUR 300 million in the next few years. As a reaction to Kamps' reduced debt, the rating agency Fitch changed in February 2004 the BB credit rating's outlook to "positive". This year's press conference for the 2003 results will be held on April 27th, 2004.

Business governed by consumers' price awareness
The fall in consumer spending in 2003 impacted on the company's sales structure and margins as demand shifted to retail bakery goods and discount articles. On a comparable basis Kamps Retail Bakeries increased sales by 2% to EUR 1,219.0 million (2002: EUR 1,195.5 million). Sales of the Kamps Bakeries reached EUR 246.7 million (2002: EUR 264.4 million) in Germany and the Netherlands with traditional craft bakery goods. The segment Others provided sales of EUR 21.1 million (2002: EUR 19.8 million).

Sharp improvement in results
In the absence of special balance-sheet clean-up expenses which were incurred in 2002 and thanks to strict cost management, EBIT increased substantially to EUR 52.8 million in 2003 (2002: EUR 22.2 million). Interest expenses were also well down thanks to better financing conditions. Overall, the Kamps Group managed to slash its net loss from EUR 126.8 million in 2002 to EUR 33.3 million.

Systematically implementing transformation process
Kamps anticipates no fundamental change in market trends in 2004 and will be concentrating on implementing the transformation projects. Revitalisation of the Golden Toast and Lieken Urkorn brands has been initiated. Lieken Urkorn has already been relaunched with the new-look products on the supermarket shelves since the beginning of the year. Initial investments to streamline and modernise the production infrastructure are planned so the company can counteract pressure on margins by increasing productivity. In the craft bakeries segment, Kamps is taking action on the selling side: The portfolio of locations is being optimised, the shops revamped and new ranges tested to make the bakeries more attractive.

Company profile
Kamps is the leading producer of bakery goods in Germany and the Netherlands. The company supplies food retailers with the "Golden Toast" and "Lieken Urkorn" brands, private labels and bake-off products. Consumers buy fresh, traditionally baked articles directly from the 1,900 bakery shops in the Group. Kamps is a member of the Italian Barilla Group, the international market leader for pasta and bakery goods.

Contact:
Kamps AG
Press department
Christina Stylianou
Tel. +49(0)211/530634-435
E-mail: christina.stylianou@kamps.de

Profit and loss statement Kamps Group

In Euro mn	**2003 ***	**2002**
P&L		
Net Sales	1,679.6	1,728.8
Cost of goods sold	-1,002,5	-1,010,3
Selling expenses	-614.0	-640.3
Administration expenses	-64.7	-72.8
Other operating income/expenses	69.8	50.1
Amortization	-15.4	-32.7
Depreciation on financial assets	0.0	-0.6
Operating result (EBIT)	**52.8**	**22.2**
Interest result	-54.2	-63.4
Extraordinary result	-22.6	-57.4
Taxes	-8.5	-27.3
Partial transfer of profits	-0.8	-0.9
Net loss	**-33.3**	**-126.8**

* including 9 months of Harry's sales